Exhibit 21
SIGNIFICANT SUBSIDIARIES OF REGISTRANT

Name	Segment	State of Incorporation

T. Marzetti Company	Retail and Foodservice	Ohio
Angelic Bakehouse, Inc.*	Retail	Ohio
Flatout, Inc.*	Retail and Foodservice	Delaware
Marzetti Frozen Pasta, Inc.*	Retail and Foodservice	Iowa
New York Frozen Foods, Inc.*	Retail and Foodservice	Ohio
Sister Schubert’s Homemade Rolls, Inc.*	Retail and Foodservice	Alabama
All subsidiaries conduct their business under the names shown.
* Indicates indirect subsidiary